07026268

August 2, 2007

Quarterly Flash Report (Consolidated Basis)

Results for the three months ended June 30, 2007

RECEIVED
2007 AUG 27 A 11: 22

Company name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Kazunobu Iijima, Senior Executive Managing Director, Investor Relations

Telephone: +81-3-5500-8258

(Figures less than ¥1 million have been omitted.)

1. Consolidated Financial Results of Three Months ended June 30, 2007

(1) Business Performance

Three Months ended June 30

Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2007	141,665	(3.5)	11,851	(35.5)	13,500	(33.1)	12,911	1.3
2006	146,835	(1.0)	18,383	7.9	20,178	12.3	12,740	42.4
Year ended March 31, 2007	582,660		42,325		45,995		24,846	

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
2007	5,606.31	—
2006	5,554.68	—
Year ended March 31, 2007	10,811.13	—

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

SUPPL

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2007	693,679	473,033	67.4	202,983.68
June 30, 2006	682,720	466,952	67.1	198,873.61
March 31, 2007	731,496	469,586	63.3	201,008.38

(3) Cash Flows

Three Months ended June 30

	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalents at the end of the Term
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
2007	(5,100)	(10,578)	(5,668)	82,950
2006	11,967	(4,595)	(3,048)	75,122
Year ended March 31, 2007	60,718	(18,206)	(9,013)	104,324

dlw 8/28

2. Outlook for the Fiscal Year Ending March 31, 2008 [For Reference]

Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Six Months ending September 30, 2007	282,500	(2.2)	11,800	(51.1)	13,300	(49.3)
Year ending March 31, 2008	586,000	0.6	34,100	(19.4)	37,300	(18.9)

	Net Income		Net Income per Share Basic
	Millions of Yen	%	Yen
Six Months ending September 30, 2007	12,400	(18.4)	5,384.06
Year ending March 31, 2008	26,500	6.7	11,506.25

* Fuji Television is not making any changes at this time to the forecast for the fiscal year ending March 31, 2008.

3. Other

(1) Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): Not applicable

(2) Adoption of simplified accounting practices: Not applicable

(3) Changes from accounting methods used in recent fiscal years: Not applicable

[For Reference] Non-Consolidated Financial Results of Three Months ended June 30, 2007

(1) Business Performance

Three Months ended June 30

Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2007	97,850	(0.5)	11,632	(23.6)	13,832	(22.4)	8,464	(38.0)
2006	98,370	(0.1)	15,235	(1.4)	17,835	5.6	13,651	31.1
Year ended March 31, 2007	377,875		35,294		38,165		23,904	

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
2007	3,675.06	—
2006	5,927.64	—
Year ended March 31, 2007	10,379.27	—

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2007	586,102	429,933	73.4	186,676.47
June 30, 2006	574,747	426,535	74.2	185,201.13
March 31, 2007	614,290	429,683	69.9	186,567.67

(3) Outlook for the Fiscal Year Ending March 31, 2008

Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Six Months ending September 30, 2007	190,600	0.8	10,500	(45.5)	12,300	(43.2)
Year ending March 31, 2008	378,700	0.2	26,500	(24.9)	28,600	(25.1)

	Net Income		Net Income per Share Basic
	Millions of Yen	%	Yen
Six Months ending September 30, 2007	7,600	(50.5)	3,299.91
Year ending March 31, 2008	16,600	(30.6)	7,207.69

* Fuji Television is not making any changes at this time to the forecast for the fiscal year ending March 31, 2008.

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

1. Qualitative Information Related to Business Performance (Consolidated)

The Japanese economy during the subject fiscal period (the three months from April 1, 2007 through June 30, 2007), was described in the government's *Monthly Economic Report* (April through June) as "recovering, despite weaknesses in certain areas of manufacturing." It further stated that "Corporate earnings are improving, capital expenditure is increasing, and consumer spending is showing signs of picking up."

Amid this environment, the Fuji Television Group's consolidated net sales for the subject fiscal period declined 3.5% from the same period of the previous fiscal year to ¥141,665 million. Although sales rose in the Program Production and Related Business segment, revenue was down in all other segments. Operating income decreased 35.5% to ¥11,851 million, with recurring profit down 33.1% to ¥13,500 million, the result of increased expenses in the Broadcasting, Program Production and Related Business, and Direct Marketing segments, along with revenue declines in the Video and Music, and Other segments. Net income, however, rose 1.3% from the same period of the previous fiscal year to ¥12,911 million, due mainly to extraordinary gains of ¥2,406 million from gain on the sale of investment securities (sale of shares in T/Q Music, Inc., a subsidiary in the Video and Music segment), and ¥5,205 million from gain on sale of investments (sale of investment in Windswept Holdings LLC, related to the Video and Music segment).

Results by operating segment are as follows.

Three Months ended June 30

	Sales			Operating income (loss)		
	2006	2007	Change	2006	2007	Change
	Millions of Yen	Millions of Yen	%	Millions of Yen	Millions of Yen	%
Broadcasting	104,519	103,137	(1.3)	15,745	11,898	(24.4)
Program production and related business	11,595	12,289	6.0	606	600	(1.0)
Direct marketing	16,244	15,811	(2.7)	23	(522)	—
Video and music	18,608	15,194	(18.3)	1,655	78	(95.2)
Other	13,823	12,570	(9.1)	439	(107)	—
Eliminated	(17,955)	(17,339)	—	(85)	(95)	—
Total	146,835	141,665	(3.5)	18,383	11,851	(35.5)

Broadcasting

Revenues in the Television Broadcasting division declined due to spot advertising sales below that of the same period of the previous fiscal year amid a lingering sense of uncertainty regarding the state of the advertising market. In non-broadcasting operations, revenue declined in the movie business due to the impact from the previous fiscal year's hit *Limit of Love*, but rose in the event business and merchandise sales business with the DRALION event, and in the video business from the *Dragonball* series, *Nodame Cantabile*, and numerous other popular productions. Although revenue from other operations rose year on year, this was not sufficient to compensate for the decline in broadcasting revenues. As a result, sales for the Television Broadcasting division overall declined 0.5% from the same period of the previous fiscal year to ¥97,850 million. Operating expenses, meanwhile, rose from the previous fiscal year due to cost increases in

broadcasting operations, along with cost increases in other operations stemming from greater sales.

In the Radio Broadcasting division, net sales were down 13.9% from the same period of the previous fiscal year to ¥5.3 billion, due to declining revenue from broadcasting and in the event business.

As a result, Broadcasting segment sales fell 1.3% from the same period of the previous fiscal year to ¥103,137 million, with operating income down 24.4% to ¥11,898 million.

Sales by Broadcasting Operations

Three Months ended June 30

	2006	2007	Change
	Millions of Yen	Millions of Yen	%
Television broadcasting			
Broadcasting operations	84,722	82,932	(2.1)
Broadcasting	77,030	75,438	(2.1)
Network time	32,857	33,024	0.5
Local time	5,688	5,344	(6.0)
Spot	38,483	37,069	(3.7)
Broadcasting related business	7,692	7,493	(2.6)
Other operations	13,647	14,918	9.3
Subtotal	98,370	97,850	(0.5)
Radio broadcasting	6,156	5,300	(13.9)
Elimination in the segment	(8)	(13)	---
Total	104,519	103,137	(1.3)

Program Production and Related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Each of these subsidiaries continued to face a difficult business environment for contracts, but worked to increase sales through business with both internal and external customers. As a result, sales in this segment rose 6.0% from the same period of the previous fiscal year to ¥12,289 million. Operating income, however, despite efforts to economize costs declined 1.0% to ¥600 million, due to higher outsourcing and depreciation expenses.

Direct Marketing

This segment reflects the business results of Dinos Inc. This company merged with FujiTV Flower Center, Co., Ltd. on April 1, 2007. Internet sales increases, and catalogue media began to show signs of recovery, but television shopping was sluggish. As a result, sales declined 2.7% from the same period of the previous fiscal year to ¥15,811 million, and the segment posted an operating loss of ¥522 million stemming from the impact of the revenue decline, along with an increase in distribution and other expenses.

Video and Music

Sales at Pony Canyon, Inc. rose significantly in the audio business, boosted by such artists as Tsuyoshi Nagabuchi and Bennie K. DVD sales, despite the continued popularized of *Dragonball*, lacked a hit on the level of last fiscal year's *Suspect Muroi Shinji*. As a result, sales in this segment declined 18.3% from the

same period of the previous fiscal year to ¥15,194 million, with operating income down 95.2% to ¥78 million.

Other

In the Other segment, both sales and profits at Fujimic, Inc. rose on the back of greater orders for software development for external customers. Business performance at Fusosha Publishing, Inc., amid a slowdown in the publishing industry overall, declined significantly as magazine sales and advertising revenue remained stagnant. As a result, segment sales for the quarter decreased 9.1% from the same period of the previous fiscal year to ¥12,570 million. Profitability also suffered considerably from the revenue decline, with the segment posting an operating loss for the quarter of ¥107 million.

Equity-Method Affiliates

Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) is now in its seventh year of operation, and with the number of households able to view digital satellite broadcasts topping 26.5 million at the end of June, has grown steadily. However, the decline in earnings at Sankei Building Co., Ltd. led to a decrease in equity in earnings of affiliated companies (net of dividends) of ¥144 million from the same period of the previous fiscal year, to ¥467 million.

2. Qualitative Information Related to the Financial Position

Total assets at the end of the subject fiscal period amounted to ¥693,679 million, a decrease of ¥37,816 million from March 31, 2007 (the end of fiscal 2007).

Total current assets amounted to ¥253,952 million, a decrease of ¥29,076 million from the end of fiscal 2007. This was due mainly to a ¥35,366 million decrease in marketable securities. Total fixed assets were ¥439,727 million, a decline of ¥8,739 million. This was due mainly to a ¥6,606 million decrease in intangible fixed assets, resulting from the sale of consolidated subsidiaries and their exclusion from consolidation.

Total liabilities amounted to ¥220,646 million, a decrease of ¥41,263 million from the end of fiscal 2007. This was due mainly to a ¥12,024 million decrease in accrued income taxes and other items in other current liabilities, along with a ¥13,719 million decrease in accounts payable.

Net assets amounted to ¥473,033 million, an increase of ¥3,446 million from the end of fiscal 2007. This was the result of ¥6,909 million in decreases from distribution of retained earnings, and ¥12,911 million in increases from net income for the subject fiscal period.

Cash flows during the subject fiscal period were as follows.

Cash used in operating activities totaled ¥5,100 million, compared to cash provided in the same period of the previous fiscal year of ¥11,967 million, for a difference of ¥17,067 million. This was due mainly to a ¥13,562 million increase in payment of income tax.

Cash used in investing activities totaled ¥10,578 million, an increase of ¥5,982 million from cash used during the same period of the previous fiscal year. This was due mainly to a ¥17,197 million increase in payments on purchase of tangible fixed assets, against an aggregate ¥14,539 million in proceeds from sale of shares in subsidiaries, and proceeds from sale of investments.

Cash used in financing activities totaled ¥5,668 million, an increase of ¥2,620 million from cash used during the same period of the previous fiscal year. This was due mainly to a ¥2,363 million increase in dividends paid by the Company.

As a result, the balance of cash and cash equivalents at the end of the subject fiscal period amounted to ¥82,950 million, a decrease of ¥21,374 million from the end of fiscal 2007, and an increase of ¥7,827 million from the end of the same period of the previous fiscal year.

3. Qualitative Information Related to Forecasts (Consolidated)

Consolidated results for the subject first quarter have been basically in line with forecasts, and there is no change to the forecasts announced on June 28, 2007. Non-consolidated forecasts are unchanged from those announced on May 15, 2007.

4. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS

	June 30, 2006		June 30, 2007		Change from the previous term		(For reference) March 31, 2007	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
ASSETS								
Current assets:								
1. Cash and time deposits	50,487		61,601				46,368	
2. Trade notes and accounts receivable	112,574		115,870				119,763	
3. Marketable securities	40,756		23,331				58,697	
4. Inventories	23,795		22,665				23,152	
5. Other current assets	37,709		30,781				35,418	
6. Less allowance for doubtful accounts	(331)		(298)				(372)	
Total current assets	264,992	38.8	253,952	36.6	(11,039)	(4.2)	283,029	38.7
Fixed assets:								
1. Tangible fixed assets								
(1) Buildings and structures	88,681		84,268				84,957	
(2) Land	27,079		27,080				27,080	
(3) Construction in progress	10,905		42,618				41,090	
(4) Other	26,134		26,528				26,765	
Total tangible fixed assets	152,801	22.4	180,495	26.0	27,694	18.1	179,893	24.6
2. Intangible fixed assets	50,452	7.4	47,275	6.8	(3,176)	(6.3)	53,881	7.4
3. Investments and other assets								
(1) Investment in securities	193,162		194,842				192,027	
(2) Other	23,574		19,592				25,123	
(3) Less allowance for doubtful accounts	(2,279)		(2,479)				(2,459)	
Total investments and other assets	214,457	31.4	211,956	30.6	(2,501)	(1.2)	214,691	29.3
Total fixed assets	417,711	61.2	439,727	63.4	22,016	5.3	448,467	61.3
Deferred assets:	17	0.0	—	—	(17)	(100.0)	—	—
Total assets	682,720	100.0	693,679	100.0	10,959	1.6	731,496	100.0

	June 30, 2006		June 30, 2007		Change from the previous term		(For reference) March 31, 2007	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
LIABILITIES								
Current liabilities:								
1. Trade notes and accounts payable	48,337		49,667				58,905	
2. Other current liabilities	56,192		63,419				91,640	
Total current liabilities	104,530	15.3	113,087	16.3	8,556	8.2	150,545	20.6
Long-term liabilities:								
1. Corporate bonds	50,364		49,985				50,353	
2. Deferred tax liabilities	13,262		8,696				12,283	
3. Retirement allowance for employees	31,276		31,689				31,683	
4. Negative goodwill	10,548		10,426				10,598	
5. Other long-term liabilities	5,786		6,761				6,444	
Total long-term liabilities	111,237	16.3	107,558	15.5	(3,678)	(3.3)	111,364	15.2
Total liabilities	215,768	31.6	220,646	31.8	4,878	2.3	261,909	35.8
NET ASSETS								
Owner's equity:								
1. Paid-in capital	146,200		146,200				146,200	
2. Capital surplus	173,664		173,664				173,664	
3. Retained earnings	133,845		147,234				141,364	
4. Treasury stock	(15,505)		(15,505)				(15,505)	
Total owner's equity	438,205	64.2	451,594	65.1	13,388	3.1	445,723	60.9
Valuation and translation adjustments:								
1. Valuation difference on available-for sale securities	20,194		16,232				17,448	
2. Revaluation difference on land	(435)		(454)				(454)	
3. Translation adjustments	61		119				223	
Total valuation and translation adjustments	19,819	2.9	15,896	2.3	(3,922)	(19.8)	17,217	2.4
Minority interests	8,927	1.3	5,542	0.8	(3,384)	(37.9)	6,645	0.9
Total net assets	466,952	68.4	473,033	68.2	6,081	1.3	469,586	64.2
Total liabilities and net assets	682,720	100.0	693,679	100.0	10,959	1.6	731,496	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

Three months ended June 30

	2006		2007		Change from the previous term		(For reference) Year ended March 31, 2007	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Net sales	146,835	100.0	141,665	100.0	(5,170)	(3.5)	582,660	100.0
Cost of sales	89,011	60.6	89,724	63.3	713	0.8	379,444	65.1
Gross profit	57,824	39.4	51,940	36.7	(5,883)	(10.2)	203,215	34.9
Selling, general and administrative expenses:								
1. Selling expense	27,796		28,010				114,604	
2. General and administrative expenses	11,644		12,078				46,285	
Total	39,441	26.9	40,088	28.3	647	1.6	160,889	27.6
Operating income	18,383	12.5	11,851	8.4	(6,531)	(35.5)	42,325	7.3
Non-operating revenues:								
1. Dividends	1,288		1,218				1,894	
2. Amortization of consolidated difference	611		467				2,536	
3. Rental fee	283		289				1,124	
4. Others	491		459				1,917	
Total	2,675	1.8	2,435	1.7	(240)	(9.0)	7,473	1.3
Non-operating expenses:								
1. Interests	228		238				921	
2. Rental fee	206		295				837	
3. Others	445		252				2,044	
Total	880	0.6	786	0.6	(94)	(10.7)	3,803	0.7
Recurring profit	20,178	13.7	13,500	9.5	(6,677)	(33.1)	45,995	7.9
Extraordinary gain:								
1. Gain on the sale of investment securities	11		2,406				71	
2. Gain on the sale of investments	—		5,205				—	
3. Others	141		17				158	
Total	152	0.1	7,629	5.4	7,476	—	230	0.0
Extraordinary loss:								
1. Loss on disposal of fixed assets	47		164				200	
2. Others	43		21				602	
Total	90	0.0	185	0.1	94	103.9	803	0.1
Income before income taxes	20,240	13.8	20,944	14.8	704	3.5	45,422	7.8
Income taxes and enterprise taxes	6,881		4,933				20,858	
Adjustment for income taxes	375		2,771				(1,036)	
Total	7,256	4.9	7,705	5.5	448	6.2	19,821	3.4
Minority interests	242	0.2	327	0.2	84	34.8	753	0.1
Net income	12,740	8.7	12,911	9.1	171	1.3	24,846	4.3

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended June 30

	2006	2007	(For reference) Year ended March 31, 2007
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:			
1. Income before income tax	20,240	20,944	45,422
2. Depreciation	4,382	4,741	18,626
3. Interest and dividend receivable	(1,343)	(1,321)	(2,288)
4. Decrease (increase) in notes and accounts receivable, trade	(910)	3,806	(8,402)
5. (Decrease) increase in notes and accounts payable	(2,955)	(9,234)	7,612
6. Others	(5,917)	(8,620)	2,640
Subtotal	13,495	10,315	63,610
7. Proceeds from interests and dividend income	1,767	1,576	2,801
8. Payment of income taxes	(3,405)	(16,967)	(8,243)
9. Others	110	(24)	2,549
Net cash provided by operating activities	11,967	(5,100)	60,718
Cash flows from investing activities:			
1. Payments on purchase of tangible fixed assets	(1,722)	(18,919)	(21,336)
2. Payments on purchase of intangible fixed assets	(1,427)	(1,854)	(6,372)
3. Payments on purchase of investment securities	(1,748)	(5,798)	(5,267)
4. Others	302	15,993	14,770
Net cash used in investing activities	(4,595)	(10,578)	(18,206)
Cash flows from financing activities:			
1. Dividends paid by the Company	(3,483)	(5,846)	(8,406)
2. Others	434	177	(606)
Net cash used in financing activities	(3,048)	(5,668)	(9,013)
Effect of exchange rate changes on cash and cash equivalents	(8)	(26)	18
Net increase (decrease) in cash and cash equivalents	4,314	(21,374)	33,517
Cash and cash equivalents at the beginning of the term	71,163	104,324	71,163
Decrease in cash and cash equivalents of the change of the scope of consolidation	(356)	—	(356)
Cash and cash equivalents at the end of the term	75,122	82,950	104,324

(4) Segment Information

1. Industry segment information

Three Months ended June 30, 2006 (Millions of Yen)

	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Elimina-tions	Consolida-tion
Net sales	104,519	11,595	16,244	18,608	13,823	164,791	(17,955)	146,835
Operating expenses	88,774	10,988	16,221	16,953	13,384	146,322	(17,869)	128,452
Operating income	15,745	606	23	1,655	439	18,468	(85)	18,383

Three Months ended June 30, 2007 (Millions of Yen)

	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Elimina-tions	Consolida-tion
Net sales	103,137	12,289	15,811	15,194	12,570	159,004	(17,339)	141,665
Operating expenses	91,239	11,689	16,334	15,115	12,678	147,057	(17,243)	129,813
Operating income	11,898	600	(522)	78	(107)	11,947	(95)	11,851

[Reference] Year ended March 31, 2007 (Millions of Yen)

	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Elimina-tions	Consolida-tion
Net sales	402,789	52,494	67,321	74,330	59,116	656,052	(73,392)	582,660
Operating expenses	366,584	48,791	68,986	70,768	58,386	613,518	(73,183)	540,334
Operating income	36,205	3,702	(1,664)	3,561	729	42,533	(208)	42,325

2. Geographical segment information

For the three months ended June 30, 2006 and 2007 and the fiscal year ended March 31, 2007, geographical segment information is not disclosed because businesses within Japan occupied more than 90% of total sales of all segments.

END